EXHIBIT 19.1
NOODLES & COMPANY
INSIDER TRADING POLICY

(Dated August 28, 2023)
I.    Introduction
Federal and state laws prohibit buying, selling or making other transfers of securities by persons who have material information that is not generally known or available to the public. These laws also prohibit persons with such material nonpublic information (“Material Nonpublic Information”) from disclosing this information to others who trade.
In light of these prohibitions, Noodles & Company (together with its subsidiaries, the “Company”) has adopted the following policy (“Policy”) regarding trading in securities by directors, officers, employees and consultants of the Company who have Material Nonpublic Information (as discussed below). It is the Company’s policy to comply with all applicable securities laws when issuing or repurchasing its securities. This Policy applies to each of such persons during the term of their employment or other relationship with the Company and after the termination of such relationship until such time as such person no longer has Material Nonpublic Information.
You are responsible for ensuring that you do not violate federal or state securities laws or this Policy. The Company designed this Policy to promote compliance with the federal securities laws, to protect the Company and you from the serious liabilities and penalties that can result from violations of these laws and to avoid situations which could damage its reputation for ethical conduct.
If you violate insider trading laws, you may have to pay civil fines for up to three times the profit gained or loss avoided by such trading, as well as criminal fines of up to $5 million. You also may have to serve a jail sentence of up to 20 years. In addition, the Company may face civil penalties up to the greater of approximately $1.0 million, or three times the profit gained or loss avoided as a result of your insider trading violations, as well as criminal fines of up to $25 million.
Both the Securities and Exchange Commission (“SEC”) and The Nasdaq Stock Market (“Nasdaq”) are very effective at detecting and pursuing insider trading cases. The SEC has successfully prosecuted cases against employees trading through foreign accounts, trading by family members and friends, and trading involving only a small number of shares. Therefore, it is important that you understand the breadth of activities that constitute illegal insider trading. This Policy sets out the Company’s policy in the area of insider trading and should be read carefully and complied with fully and at all times. If you have any questions about whether or not you are permitted to engage in a transaction under this Policy, contact the Company’s General Counsel.

II.    Policies and Procedures
A.    Trading Policy
1.    You may not buy or sell a company’s securities when you have Material Nonpublic Information about that company. This policy against “insider trading” applies to trading in Company securities, as well as to trading in the securities of other companies with whom the Company has a business relationship, such as the Company’s customers, distributors and suppliers, partners or a firm with which the Company is negotiating a transaction.
2.    You may not convey Material Nonpublic Information about the Company or another company to others. You also may not suggest that anyone purchase or sell any company’s securities while you are aware of Material Nonpublic Information about that company. These practices, known as “tipping,” also violate the U.S. securities laws and can result in the same civil and criminal penalties that apply if you engage in insider trading directly, even if you do not receive any money or derive any benefit from trades made by persons to whom you passed Material Nonpublic Information. This policy against “tipping” applies to information about the Company and its securities, as well as to information about other companies with whom the Company has a business relationship. This policy does not restrict legitimate business communications on a “need to know” basis.
3.    It is against Company policy for you to engage in short-term or speculative transactions in Company securities. As such, you may not engage in: (a) short-term trading (generally defined as selling Company securities within six months following a purchase); (b) short sales (selling Company securities you do not own); (c) transactions involving publicly traded options or other derivatives, such as trading in puts or calls with respect to Company securities; and (d) hedging transactions.
4.    It is against Company policy for you to pledge Company securities as collateral for a loan or to hold Company securities in a margin account.
The foregoing restrictions apply to all directors, officers, employees and consultants. These restrictions also apply to anyone that lives in your household (other than household employees). The SEC and federal prosecutors may presume that trading by family members is based on information you supplied and may treat any such transactions as if you had traded yourself. If you have questions regarding the application of this Policy to related persons, please consult with the Company’s General Counsel.
There is no exception for small transactions or transactions that may seem necessary or justifiable for independent reasons, such as the need to raise money for an emergency expenditure.
For purposes of this Policy, references to “trading” and “transactions” includes, among other things:
•purchases and/or sales of Company securities in public markets;

•sales of Company securities obtained through the exercise of employee stock options granted by the Company;
•making gifts of Company securities; and
•using Company securities to secure a loan.
Directors, officers, employees and consultants should consult the General Counsel if they have any questions.
B.    What is “Material Nonpublic Information”?
1.    Material Information
Material information generally means information that a reasonable investor would consider important in making an investment decision to buy, hold, or sell securities. Either positive or negative information may be material. Depending on the circumstances, common examples of information that may be material include:
•earnings, revenue or similar financial information;
•unexpected financial results;
•unpublished financial reports or projections;
•extraordinary borrowing or liquidity problems;
•changes in control;
•changes in directors, senior management or auditors;
•information about current, proposed, or contemplated transactions, business plans, financial restructurings, acquisition targets or significant expansions or contractions of operations;
•changes in dividend policies or the declaration of a stock split or the proposed or contemplated issuance, redemption or repurchase of securities;
•material defaults under agreements or actions by creditors, clients or suppliers relating to a company’s credit rating;
•information about major contracts;
•significant new product or menu developments or innovations;
• information about financial problems;

•the interruption of production or other aspects of a company’s business as a result of an accident, fire, natural disaster, or breakdown of labor negotiations;
•incidents involving foodborne illness;
•major environmental incidents;
•data breaches or other cybersecurity incidents;
•institution of, or developments in, major litigation, investigations or regulatory actions or proceedings; and
•information about Company affiliates.
Federal and Nasdaq investigators will scrutinize a questionable trade after the fact with the benefit of hindsight, so you should always err on the side of deciding that the information is material and not trade. If you have questions regarding specific transactions, please contact the General Counsel.
2.    Nonpublic Information
Nonpublic information is information that is not generally known or available to the public. We consider information to be available to the public only when:
•it has been released to the public by the Company through appropriate channels (e.g., by means of a press release, SEC filing or a widely disseminated statement from a senior officer); and
•enough time has elapsed to permit the investment market to absorb and evaluate the information. As a general rule, you should consider information to be nonpublic until two full trading days have lapsed following the time of public disclosure.
C.    Unauthorized Disclosure
All directors, officers, employees and consultants must maintain the confidentiality of Company information for competitive, security and other business reasons, as well as to comply with securities laws. All information you learn about the Company or its business plans is potentially nonpublic information until it is publicly disclosed. You should treat this information as confidential and proprietary to the Company. You may not disclose it to others, such as family members, other relatives or business or social acquaintances.
Also, legal rules govern the timing and nature of our disclosure of material information to outsiders or the public. Violation of these rules could result in substantial liability for you, the Company and its management. For this reason, we permit only specifically designated representatives of the Company to discuss the Company with the news media, securities analysts and investors and only in accordance with the Company’s Guidelines for Public Disclosures and

Communications with the Investment Community. If you receive inquiries of this nature, refer them to the General Counsel.
D.    When and How to Trade Company Stock
1.    Overview
Directors, officers and certain other employees and consultants who are so designated from time to time (such officers and designated employees and consultants, “Restricted Employees”) are for purposes of this Policy required to comply with the restrictions covered below. Even if you are not a director or a Restricted Employee, however, following the procedures listed below may assist you in complying with this Policy.
2.    Window Periods
Directors and Restricted Employees may only trade in Company securities from the date that is two full trading days after an earnings release is publicly disclosed to the end of business on the date that is 15 calendar days prior to the end of each quarter (such period, the “Window Period”). So, for example, if our earnings call is held after the close of trading on Thursday, May 10, the Window Period opens at the beginning of trading on Tuesday May 15, after two full trading days (Friday and Monday) have elapsed. And if that quarter ends on Tuesday, July 3, the Window Period would close at the end of trading on Monday, June 18 (15 calendar days prior to July 3).
Even if the Window Period is open, you may not trade in Company securities if you are aware of Material Nonpublic Information about the Company. In addition, if you are subject to the Company’s pre-clearance policy (described below), you must pre-clear transactions even if you initiate them when the Window Period is open.
From time to time during the Window Period, the Company may implement special blackout periods due to certain developments relating to Material Nonpublic Information during which the Company may notify particular individuals that they should not engage in any transactions involving the purchase or sale of Company securities or the securities of another company. If you are subject to a special blackout period, you should not trade in the applicable company’s securities during such time and you should not disclose to others the fact that you are prohibited from trading.
However, it is not the Company’s policy to impose special blackout periods every time that Material Nonpublic Information exists, or every time that directors, officers, employees or consultants may be in the possession of Material Nonpublic Information. Thus, the absence of a special blackout should not be interpreted as permission to trade. In addition, if you are subject to the Company’s pre-clearance policy (described below), you must pre-clear transactions even if you initiate them while a special blackout period is not in place.

Even if the Window Period is closed or a special blackout period is in place, you may exercise Company stock options if no shares are to be sold – you may not, however, effect sales of stock issued upon the exercise of stock options (including same-day sales and cashless exercises). Generally, all pending purchase and sale orders regarding Company securities that could be executed while the Window Period is open and a special blackout period is not in place must be cancelled before the Window Period closes or a special blackout period is implemented so as to avoid any purchases and sales during any such periods.
In light of these restrictions, if you expect a need to sell Company stock at a specific time in the future, you may wish to consider entering into a prearranged Rule 10b5-1 trading plan (as discussed below).
If you are a Restricted Employee and you participate in the Company’s Employee Stock Purchase Plan (“ESPP”) and you wish to make investment elections during times that are not within a Window Period or are subject to a special blackout period, the Company’s policy is to require you to enter into an irrevocable investment election in the form of a letter to the Company delivered during a Window Period when a special blackout period is not in place, which will make the election on your behalf when permitted under our ESPP. Like any purchase or sale of our securities, investment elections under our ESPP are subject to this Policy and, if made by Restricted Employees, require pre-clearance by the General Counsel.
3.    Pre-clearance
In the absence of having an active Rule 10b5-1 trading plan in place, (i) the Company requires its directors and Restricted Employees (other than the Company’s CEO and General Counsel) to contact the General Counsel in advance of effecting any purchase, sale or other trading of Company securities and to obtain prior approval of the transaction and (ii) in the instance of the Company’s CEO or General Counsel, the Company requires that they contact the Chair of the Board of Directors of the Company (the “Board”) in advance of effecting any purchase, sale or other trading of Company securities and to obtain approval of the transaction.1 The pre-clearance policy applies to directors and Restricted Employees even if they are initiating a transaction while the Window Period is open and a special blackout period is not in place. The pre-clearance policy also applies to anyone that lives in the household (other than household employees) of a director or Restricted Employee.
If a transaction is approved under the pre-clearance policy, the transaction must be executed by the end of the second full trading day after the approval is obtained, but regardless may not be executed if you acquire Material Nonpublic Information concerning the Company during that time. If a transaction is not completed within the period described above, the transaction must be approved again before it may be executed.
1         At any time when the Company does not have a non-executive Board Chair, the duties and responsibilities assigned to the Board Chair in this sentence shall be fulfilled by the Chair of the Audit Committee of the Company.

If a proposed transaction is not approved under the pre-clearance policy, you may not transact in Company stock, and you should not inform anyone within or outside of the Company of the restriction. Any transaction under a Rule 10b5-1 trading plan will not require pre-clearance at the time of the transaction.
E.    Rule 10b5-1 Trading Plans
Rule 10b5-1 provides a defense from insider trading liability if trades occur pursuant to a pre-arranged trading plan that meets specified conditions. It is possible to pre-arrange trades in Company securities by entering into a written trading plan. Trading plans can be established for a single trade or a series of trades. A plan must either specify the number of securities to be bought or sold, along with the price and the date, or provide a written formula for determining this information. Alternatively, a trading plan can delegate investment discretion to a third party, such as a broker, who then makes trading decisions without further input from the person implementing the plan. Because the SEC rules on trading plans are complex, you should consult with your broker and be sure you fully understand the limitations and conditions of the rules before you establish a trading plan.
All Rule 10b5-1 trading plans (other than those of the Company’s CEO and General Counsel) must be reviewed and approved in advance by the General Counsel. Any amendment, modification, or termination of a Rule 10b5-1 trading plan must also be approved in advance by the General Counsel. In the instance of the Company’s CEO or General Counsel, their Rule 10b5-1 trading plans must be reviewed and approved in advance by the Board Chair.2

F.    Noncompliance
Anyone who fails to comply with this Policy will be subject to appropriate disciplinary action, up to and including termination of employment.

2         At any time when the Company does not have a non-executive Board Chair, the duties and responsibilities assigned to the Board Chair in this sentence shall be fulfilled by the Chair of the Audit Committee of the Company.

This confirms that I have read and I understand Noodles & Company’s Insider Trading Policy. I agree to comply with this Policy and certify that I will communicate with all members of my household to inform them of the obligations in this Policy that apply to them. I understand that violation of this Policy may subject me to discipline by the Company up to and including termination for cause.

[Signature]	Date

[Printed Name]